Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel: 212.351.4000 www.gibsondunn.com Client: 90943-00001

April 4, 2019

VIA EMAIL AND EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Texas Pacific Land Trust
PREN14A, filed on March 25, 2019
DFAN14A filed March 15, 2019
DFAN14As filed March 18, 2019
DFAN14A filed March 28, 2019
Filed by SoftVest, L.P. et al.
File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, SoftVest, L.P. (“SoftVest”), set forth below is SoftVest’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated April 2, 2019 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 25, 2019 (the “Proxy Statement”).

For the Staff’s convenience, we have set forth the comments in italics, followed by SoftVest’s response(s) to each comment.  Capitalized terms used in this letter but not otherwise defined herein have the same meanings assigned to them in the Proxy Statement.  Page numbers and other similar references used in the Staff’s comments and SoftVest’s responses below refer to the Amended Proxy Statement filed today (the “Amended Proxy Statement”), unless otherwise noted.

1.	The correct EDGAR tag for a preliminary proxy statement for an election contest is PREC14A rather than PREN14A. Please make this change with your next filing.

Response:

We acknowledge the Staff’s comment and will comply with this request in all future filings.

2.	We have not located in your proxy statement the disclosure/undertaking required by Item 23 of Regulation 14A as to shareholders who share an address. Please revise to include.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is expanded to include the following disclosure:

Householding of Proxy Materials

Under SEC rules, companies and intermediaries (such as brokers) may satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This practice, known as “householding,” is intended to improve the convenience of shareholders and to reduce printing and postage costs.

A number of brokers with accountholders who are holders of Shares will be householding the Trust’s proxy materials and, accordingly, a single Proxy Statement will be delivered to multiple holders of Shares sharing an address unless contrary instructions have been received from an affected holder of Shares. Holders of Shares who participate in householding will continue to receive separate proxy cards. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker or call the Trust at (214) 969-5530 or write the Trust at Texas Pacific Land Trust, Investor Relations, 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

Holders of Shares who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their brokers.

3.
You have not included Murray Stahl, Chairman and CEO of Horizon, as a participant in this solicitation. Please explain why, with reference to the definition of “solicitation” in Instruction 3(a) to Item 4 of Schedule 14A. If Mr. Stahl will solicit proxies, he should be included as a participant pursuant to Instruction 3(a)(vi) to Item 4 of Schedule 14A. Alternatively, revise the proxy statement to identify Mr. Stahl as a participant and to include all of the required disclosure as to him individually, to the extent it does not already appear in your filing.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is revised to include Mr. Stahl as a Participant.

4.
Please see our last comment above. Please provide the same analysis as to the participant status of Horizon Asset Management LLC, Kinetic Advisers, LLC and Kinetic Asset Management LLC. Those entities are included on Horizon’s Schedule 13D and appear to be affiliates of participants but their role in this solicitation (if any) is unknown.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is revised to include each of the above referenced entities as a Participant.

5.
We note the disclosure here that “[a]bstentions and broker non-votes, if any, are counted in tabulations of the votes cast and have the effect of a vote ‘against.’” Since this is a contested election and the only matter to be voted upon is the election of a new trustee, it is unclear how there could be broker non-votes. Please revise or advise.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is expanded to include the following disclosure in addition to deleting other references to broker “non-votes”:

A majority of the votes cast by Shares present in person or represented by proxy at the Special Meeting is required for the election of a nominee. This means that the votes “for” a nominee must constitute a majority of the Shares present in person or represented by proxy at the Special Meeting for such nominee to be elected. Abstentions will have the same effect as a vote against a nominee because the election of a nominee requires a majority of the Shares present in person or represented by proxy at the Special Meeting. Because there are no routine matters on the agenda that brokers may vote uninstructed Shares on, broker “non-votes” are not expected at the Special Meeting.

6.	Please provide the address for International Financial Group, Inc. See Item 5(b)(1)(ii) of Schedule 14A.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is expanded to include the following disclosure:

The principal business address of the Tessler Participants, Apres LLC, Tessler LLC and International Financial Group, Inc. is 2500 Moose-Wilson Road, Wilson, WY 83014.

7.
Expand the Background section to describe the prior engagement of the participants with the Trust leading up to this contested solicitation. Currently, other than general background about being “long-term investors in the Trust,” your discussion of background events begins on March 15, 2019.

Response:

The following summary of events is added to the background section of the proxy statement detailing the various events leading up to the proxy solicitation:

On March 8, 2016, the Horizon Entities (as defined below) filed a Schedule 13D (the “Horizon Schedule 13D”) with the SEC, disclosing ownership of 20.3% of the outstanding Shares.

On December 8, 2016, the Horizon Entities filed Amendment No. 1 to the Horizon Schedule 13D with the SEC, disclosing ownership of 21.4% of the outstanding Shares.

On August 16, 2017, the Horizon Entities filed Amendment No. 2 to the Horizon Schedule 13D with the SEC, disclosing ownership of 22.5% of the outstanding Shares.

On July 23, 2018, the Horizon Entities filed Amendment No. 3 to the Horizon Schedule 13D with the SEC, disclosing ownership of 23.5% of the outstanding Shares.

On February 26, 2019, the Trust announced the resignation of Maurice Meyer as trustee for health reasons.

Promptly following such announcement, Mr. Tessler contacted the remaining trustees to discuss Mr. Oliver’s potential nomination as trustee to fill the vacancy created by Mr. Meyer’s resignation.

The trustees requested a short bio from Mr. Oliver, which  he promptly delivered on February 28, 2019.

On March 4, 2019, the Company announced the trustees’ decision to nominate Preston Young to fill the newly-created vacancy.

“…”

On March 28, 2019, Mr. Oliver received an email request on behalf of the Trust requesting Mr. Oliver to complete a 66-page “Trustee Questionnaire”; on the same day Mr. Oliver delivered a letter to the Trust responding to such request as reproduced below:

Dear David and John,

I received this morning via e-mail a request from one of the two law firms representing Texas Pacific Land Trust to complete a 66-page “Trustee Questionnaire.”  I attach it to this letter in case you have not had a chance to previously review it.  Your advisors appear to be confused or misinformed.

As you both know, following the resignation of Maurice Meyer III as trustee on February 26, 2019, Allan Tessler immediately contacted you to discuss my potential nomination as trustee to fill the vacancy. The only information you requested from me at that time was a short bio, which I promptly delivered to you on February 28, 2019.

You did not ask for any questionnaire then, nor did you extend the courtesy of an interview before your decision to reject my nomination.  Instead, you publicly announced four days later, on March 4, 2019, your decision to nominate Preston Young to fill the newly-created vacancy.

Upon your March 4, 2019 announcement, I requested additional information about the process that you had followed to nominate someone to a life-tenured position as trustee of TPL. My request was simply ignored.

Given this record, I am confused as to why you would now — after previously summarily rejecting my candidacy in less than four days — want to try to re-write history by having your lawyers send to me the attached questionnaire.  You already made a decision regarding my nomination and your intent to oppose it.  In fact, your own advisors’ statements to the press over the last few days, including their statements to have been hired to run a “proxy contest,” further confirm this point.

Rest assured, I will directly provide to TPL investors all information they need from me in order to make an informed decision at the special meeting regarding my nomination.  Similarly, I hope that you make all proper disclosures regarding Mr. Young.

I also take this opportunity to question the wisdom of hiring two law firms, an investment bank and a public relations firm, in addition to a proxy solicitor, to mount an attack on three long-term investors that collectively own over 25% of TPL’s shares.  While your advisors seem quite eager to get their name in the press, I suggest that you explain to them the fact that we have had an ongoing dialogue for over a decade:  I have beneficially owned Shares since 2004, and Horizon since 1994.

I can understand the appeal in this day and age of trying to construct a narrative in which Horizon, Mr. Tessler and myself are portrayed as “activists” looking for a short term profit. But let me suggest that such approach is undermined by the basic facts of our situation.  I believe TPL investors deserve better.

Instead, I hope we can have a measured dialogue in which both sides can explain their view as to who will make for a better trustee and the substantive ideas underlying our respective platforms.  I also invite that we continue a direct dialogue, as we have in the past, instead of having to go through your multiple outside advisors.

Sincerely,

/s/ Eric Oliver

SoftVest Advisors, L.L.C.
By: SoftVest Advisors Holdings, L.L.C.
By: Eric L. Oliver, President and Managing Member

On April 2, 2019, Mr. Oliver had a telephone conversation with the trustees to discuss his qualifications and experiences, whereupon he expressed his willingness to work collaboratively with the other two trustees to create value for all holders of Shares.

8.
Here or in a new section of the proxy statement where you discuss your plans for the Trust and reasons for this solicitation, expand on your recommendations to convert the Trust into a Delaware corporation and the implications of this change for shareholders. What would be the impact of this change, including but not limited to, the impact on corporate governance for the Trust?

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is amended to include a new “reason for the solicitation” section referenced in Annex A hereto.

9.
See our last comment above. Provide the same expanded discussion of your plans to possibly seek the sale or separation of the Trust’s new water business and the impact of these changes on the Trust and its shareholders.

Response:

We acknowledge the Staff’s comment and the Amended Proxy Statement is amended to include a new “reason for the solicitation” section referenced in Annex A hereto.

10.
The voting options provided to shareholders on your form of proxy do not match the options provided on the Trust’s form of proxy. Since the trustee vote will be governed by a majority voting standard according to your proxy statement, does Texas law give effect to a votes cast against a nominee? If so, it appears that under Rule 14a-4(b)(2), you should include an option whereby shareholders can vote against a nominee. Please revise or advise.

Response:

We acknowledge the Staff’s comment and the form of proxy card in the Amended Proxy Statement provides an option for holders of Shares to vote against a nominee. We respectfully note that the form of proxy card included in the Proxy Statement was based on the Trust’s previously delivered form of proxy for the election of a trustee and provided the same voting options.

11.
You provide on the form of proxy a means by which shareholders may withhold authority to vote your nominee. Where there is a majority voting standard in place as there is here, revise your proxy materials to describe the effect of a withhold vote (or of an abstain vote, if you revise to include that option, as the Trust does).

Response:

We acknowledge the Staff’s comment and incorporate herein by reference the response to comment 5 in this letter.

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-2636 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Matthew P. Schwartz

Matthew P. Schwartz

cc:	James Moloney
Gibson, Dunn & Crutcher LLP

Annex A

Reasons for the Solicitation

At the Special Meeting, one trustee of the Trust is to be elected to fill the vacancy created by the resignation of Mr. Maurice Meyer III. We are seeking your proxy to vote for the election of Mr. Oliver as a trustee.

●
Well-Qualified Nominee: Mr. Oliver is an experienced oil and gas investor with over 22 years of experience buying and selling properties and over 35 years of experience managing investments with an emphasis in the energy market. Among other relevant experience:

o
Mr. Oliver currently serves as the President of SoftVest Advisors, a registered investment adviser that acts as an investment manager for clients, including funds and managed accounts, with investments in oil and gas minerals and royalties;

o	Mr. Oliver was President of Midland Map Company, LLC, a Permian Basin oil and gas lease and ownership map producer since 1997, and recently sold in January 2019 to Drilling Info;
o	Mr. Oliver is Principal of Geologic Research Centers LLC, a log library providing geological data to the oil and gas industry with a library in Abilene, Texas;
o
Mr. Oliver has served on the Board of Directors of Texas Mutual Insurance Company since 2009, where he currently also serves as Chairman of the Investment Committee, with over $6,500,000,000 of total assets;

o
Mr. Oliver has served as a director on the Board of Directors of AMEN Properties, Inc. since July 2001 and was appointed Chairman of the Board in September 2002, AMEN Properties owns, directly or indirectly, certain oil and gas royalty and working interest properties; and

o
In 2007, through certain affiliated entities, Mr. Oliver led a team to successfully acquire the assets of the Santa Fe Energy Trust (formerly NYSE ticker SFF), which consisted of over 12,000 royalty and working interest properties in at least seven states.

For additional information about Mr. Oliver see below under the heading “MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING—Biographical Information Regarding Mr. Oliver.”

●
Commitment to Fully Explore Conversion of the Trust into a Delaware Corporation: Mr. Oliver and the other Participants believe that the Trust would benefit from converting into a Delaware corporation, and subject to his duties as trustee, Mr. Oliver is committed to fully exploring this alternative.

Among other things, the Participants believe that, as compared to trust law, Delaware corporate law has a more well-developed legal framework around matters of governance and investor rights, which in our view provides greater comfort and predictability to investors in a publicly-traded entity. In that regard, we note by way of example:

o
Election of Trustees and Shareholder Meetings: Trustees of the Trust serve until their death, resignation or diqualification, which in our view makes the election of a trustee comparable to a life-tenured appointment. Meetings of Trust holder of Shares only occur when a new trustee needs to be elected to fill a vacancy of one of the three trustee positions.  Indeed, public filings show that the Trust has only held three meetings of holders of Shares since the year 2000.

◾
In contrast, Delaware law generally requires that corporations hold an anual meeting to vote on the election of directors. Directors, in turn, can be elected for terms of one year (if the board is not staggered) or three years (if the board is staggered).

●
Mr. Oliver is Committed to Fully Exploring the Best Options for the Trust’s New Water Business: In June 2017, the Trust announced the formation of Texas Pacific Water Resources LLC (“TPWR”). TPWR, a single member LLC and wholly owned subsidiary of the Trust, focuses on providing a full-service water offering to operators in the Permian Basin. These services include, but are not limited to, brackish water sourcing, produced-water gathering/treatment/recycling, infrastructure development/construction, disposal, water tracking, analytics and well testing services. The Participants believe that these activities could create various risks for the Trust, such as risks related to workers compensation, leaks or rupturing of pipelines (including surface damage) and injection well casings (including potential acquifier contamination). In light of those risks, Mr. Oliver is committed to actively encouraging the Trust to evaluate the existing water business and, with the assistance of outside consultants and other advisors, determine if it is advisable to grow operations internally, partner with a strategic partner, or sell the water rights to a third party and retain a royalty. Mr. Oliver is not pre-judging any such approach, and believes each such option needs to be fully evaluated with proper outside consultants, in order to maximize value for holders of Shares. In addition, Mr. Oliver believes that any proposed capital expenditures and operating expenses incurred in connection with TPWR should have their respective expected rates of return carefully compared to the compounding benefits of retiring outstanding Shares.